

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



04006933

January 27, 2004

Terrence G. Linnert
Executive Vice President
Human Resources and Administration
General Counsel
Goodrich Corporation
Four Coliseum Centre
2730 West Tyvola Road
Charlotte, NC 28217-4578

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1-27-2004

Re: Goodrich Corporation
Incoming letter dated December 18, 2003

Dear Mr. Linnert:

This is in response to your letter dated December 18, 2003 concerning the shareholder proposal submitted to Goodrich by the Massachusetts State Carpenters Pension Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Edward J. Durkin
Corporate Governance Advisor
United Brotherhood of Carpenters
Carpenters Corporate Governance Project
101 Constitution Avenue, N.W.
Washington, DC 20001

42542

GOODRICH

Goodrich Corporation
Four Coliseum Centre
2730 West Tyvola Road
Charlotte, NC 28217-4578
Tel: 704 423 5520
Fax: 704 423 7011
terry.linnert@goodrich.com
www.goodrich.com

Terrence G. Linnert
Executive Vice President
Human Resources and Administration
General Counsel

December 18, 2003

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549-0505

Re: Goodrich Corporation - Omission of Stockholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

I am writing on behalf of Goodrich Corporation, a New York corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, the stockholder proposal (the "Proposal") submitted by the Massachusetts State Carpenters Pension Fund (the "Proponent") may properly be omitted from the proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2004 annual meeting of stockholders (the "2004 Annual Meeting").

The Proposal

Pursuant to Rule 14a-8(j)(2), the Company is enclosing six copies of each of the following: (i) this letter and (ii) the Proponent's letter including the Proposal (Exhibit A). In accordance with Rule 14a-8(j)(1), a copy of this submission is being sent simultaneously to the Proponent.

The text of the resolution set forth in the Proposal is as follows:

"Resolved, that the shareholders of Goodrich Corporation ("Company") hereby request that the Board of Directors' Compensation Committee, in developing future senior executive equity compensation plans, utilize performance and time-based restricted share programs in lieu of stock options. Restricted shares issued by the Company should include the following features:

(1) Operational Performance Measures – The restricted share program should utilize justifiable operational performance criteria combined with challenging performance benchmarks for each criteria utilized. The performance criteria and associated performance benchmarks selected by the Compensation Committee should be clearly disclosed to shareholders.

(2) Time-Based Vesting – A time-based vesting requirement of at least three years should also be a feature of the restricted shares program. That is, in addition to the operational performance criteria, no restricted shares should vest in less than three years from the date of grant.

(3) Dividend Limitation – No dividend or proxy voting rights should be granted or exercised prior to the vesting of the restricted shares.

(4) Share Retention – In order to link shareholders and management interests, a retention feature should also be included; that is, all shares granted pursuant to the restricted share program should be retained by the senior executives for the duration of their tenure with the Company.

The Board and Compensation Committee should implement this restricted share program in a manner that does not violate any existing employment agreement or equity compensation plan."

For the reasons set forth below, we respectfully request that the Staff concur with the Company's view that the Proposal is properly excludable from the Proxy Materials.

Basis for Excluding the Proposal under Rule 14a-8

The Proposal May be Omitted Pursuant to Rule 14a-8(i)(9) Because it Directly Conflicts with a Proposal that the Company Expects to Submit to Stockholders at the 2004 Annual Meeting

The Company believes that the Proposal may properly be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(9) because it directly conflicts with a proposal that the Company expects to submit to its stockholders at the 2004 Annual Meeting. Specifically, at the 2004 Annual Meeting, the Company expects to submit a proposal to its stockholders to approve an amendment to the Company's 2001 Stock Option Plan (the "Stock Option Plan") to (a) increase the maximum number of shares of common stock of the Company that would be available for delivery under the Stock Option Plan, including pursuant to the issuance of new stock options, (b) increase the maximum number of shares of common stock of the Company that may be issued pursuant to incentive stock options, and (c) increase the maximum number of shares of common stock of the Company that may be issued pursuant to restricted share awards or performance share awards. The Stock Option Plan, which was approved at the Company's 2001 annual meeting of stockholders, gives broad discretion to the Compensation Committee of the Company's Board of Directors (the "Compensation Committee") to grant stock options and restricted shares, among other awards, to any salaried, full-time employee of the Company or majority-owned subsidiary of the Company, including senior executives of the Company. The Stock Option Plan does however restrict the maximum number of shares of common stock of the Company that may be issued pursuant to restricted share awards and performance share awards to 2,000,000 shares, all of which have been issued or reserved for issuance as of December 1, 2003. Following the amendment of the Stock Option Plan as described above, all salaried full-time employees of the Company, including senior executives, would continue to be eligible to participate in the Stock Option Plan, as amended, and the Compensation Committee would continue to have broad discretion in determining the types of awards, including stock options, and to whom such awards would be granted. In addition, the Stock Option Plan, as amended, would retain the limitation on the Compensation Committee's ability to issue restricted shares of the Company's common stock to a number that is significantly less that the total number of shares that would be authorized for delivery under the amendment to the Stock Option Plan. Thus, the majority of new shares that would be added to the Stock Option Plan would necessarily be associated with new stock options.

The Proposal, which requests that the Compensation Committee adopt a policy of utilizing performance and time-based restricted share grants in lieu of stock option grants to senior executives, directly conflicts with the amendment to the Stock Option Plan that the Company expects to submit for stockholder approval. The last sentence of the Proposal, which would require that the Board implement the restricted share program in a manner that does not violate any existing employment agreement or equity compensation plan, does not cure the conflict since the Proposal clearly contemplates that no stock options be granted to senior executives in the future and that restricted shares be utilized instead. In direct conflict with the Proposal, the amendment to the Stock Option Plan and the Proxy Materials describing the amendment would expressly disclose the Company's intent to allow the additional shares that would be authorized for delivery to be delivered in connection with new grants under the Stock Option Plan, as amended, including stock option grants generally and incentive stock option grants, to all of its salaried full-time employees, including, without limitation, its senior executives, and that all such grants would be made in accordance with the Stock Option Plan, which as mentioned above explicitly restricts the aggregate number of restricted shares of Company common stock which may be granted.

Rule 14a-8(i)(9) provides for the exclusion of a stockholder proposal "if the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Staff has consistently permitted the omission of stockholder proposals in reliance on Rule 14a-8(i)(9) when (i) a proposal sponsored by the stockholder and a proposal submitted by the company present alternative and conflicting decisions for stockholders and (ii) submitting both proposals to a vote could provide inconsistent and ambiguous results. See, e.g., AOL Time Warner, Inc. (March 3, 2003) ("AOL Time Warner") (shareholder proposal that the Board of Directors adopt a policy prohibiting future stock option grants to senior executives was excludable under Rule 14a-8(i)(9) because it conflicted with a stock option plan that AOL expected at the time of its submission to the Staff to include in its proxy materials and that permitted the granting of stock options to all employees, including senior executives); Baxter International Inc. (January 6, 2003) (shareholder proposal that the Board of Directors adopt a policy prohibiting future stock option grants to senior executives was excludable under Rule 14a-8(i)(9) because it conflicted with a stock option plan that permitted the granting of stock options to senior executives); Croghan Bancshares (March 13, 2002) (shareholder proposal that the Board of Directors not include individual directors in any stock option and incentive plan was excludable under Rule 14a-8(i)(9) because it conflicted with a stock option and incentive plan that granted the committee of directors established to administer the plan broad discretion in selecting the directors and employees to whom awards would be made); and First Niagara Financial Group, Inc. (March 7, 2002) (shareholder proposal that consideration be given to replacing stock option grants with cash bonuses was excludable under Rule 14a-8(i)(9) because it conflicted with a stock option plan which specifically permitted the granting of stock options to officers, directors and employees). Furthermore, there are numerous other precedents under Rule 14a-8(i)(9) and its predecessor for the exclusion of a stockholder proposal seeking to prohibit or restrict the granting of stock options when management proposes to present a stock option plan to stockholders for their approval. See also Osteotech, Inc. (April 24, 2000); Phillips-Van Heusen Corporation (April 21, 2000); Mattel, Inc. (March 4, 1999); Eastman Kodak Company (February 1,

1999); Crown Cork & Seal Company, Inc. (February 10, 1997); Peco Energy Company (January 15, 1997); and American Home Products Corporation (December 10, 1993). In addition, the Staff has noted that exclusion under 14a-8(i)(9) remains available even when a shareholder proposal is not identical in scope or focus to a company's proposal for the same meeting. See Exchange Act Release No. 34-40018, n.27 (May 21, 1998).

In addition, in AOL Time Warner, the proponent argued that there was no conflict between the company's proposed stock option plan and its proposal that the board of directors adopt a policy prohibiting future stock option grants to senior executives. Although the senior executives would be eligible to participate in the plan, the proponent reasoned that an actual conflict did not exist because, assuming the company's proposed plan was similar to its existing plan, the company could continue to award its senior executives SAR's or no award at all, as permitted under the plan. Nevertheless, the Staff allowed the company to omit the proposal pursuant to Rule 14a-8(i)(9), noting that "submitting both proposals to a vote could provide inconsistent and ambiguous results."

The Proposal, which requests that the Compensation Committee adopt a policy of utilizing performance and time-based restricted share grants in lieu of stock option grants to senior executives, is clearly distinguishable from the proposals that a company's board of directors "adopt an executive compensation policy that all future stock option grants to senior executives shall be performance-based" which the Staff refused to exclude at the request of other companies from such companies' proxy materials. See e.g. Flour Corporation ("Flour") (March 10, 2003); and Cox Communications, Inc. (March 10, 2003). In each of those cases, the company proposed to adopt a new employee equity incentive plan and argued that, since the plan provided the relevant committee with flexibility to set the terms, including the performance-based criteria to be used, there was a conflict because the new plan would not restrict the committee's ability to grant equity incentive awards that are not indexed as required by the proposal. In those examples, one could clearly argue that under the proposed company plan the proposal could be incorporated without violating the proposed company plan, since the proposed company plan gave discretion to the relevant committee but did not otherwise prohibit the committee from following the proposal. In contrast, in the Company's situation, given the restriction on the number of shares of common stock that may be issued as restricted shares under the Stock Option Plan to a number significantly less than the number for which approval is expected to be sought and the fact that the number of incentive stock options which may be granted will have been increased, a similar argument cannot be made in the case of the amendment to the Stock Option Plan.

For these reasons, the Proposal directly conflicts with the amendment to the Stock Option Plan that the Company currently expects to submit for stockholder approval, which by its proposed terms would not only increase the number of shares of common stock deliverable in connection with future grants under the Stock Option Plan (including incentive stock options) to salaried full-time employees, including senior executives, but would also limit the number of shares that may be granted under the Stock Option Plan as restricted shares to a number significantly less than the number of shares that would be authorized under the Stock Option Plan, as amended. Furthermore, if both were approved by stockholders, given the restriction as to the granting of restricted shares and the increase in the maximum number of shares that could be issued pursuant to incentive stock options, the Proposal could not be implemented in a manner that would be consistent with the Stock Option Plan, as amended. Because of this conflict, including both the Proposal and the amendment to the Stock Option Plan in the Proxy Materials would present alternative and conflicting decisions for the Company's stockholders and affirmative stockholder votes on both the Proposal and the amendment to the Stock Option Plan would lead to an inconsistent and inconclusive mandate from the Company's stockholders. Accordingly, we believe that the Proposal may be omitted from the Company's Proxy Materials pursuant to Rule 14a-8(i)(9).

Conclusion

For the reasons and based on the authorities cited herein, the Company believes that the Proposal may properly be omitted from its Proxy Materials under Rule 14a-8(i)(9) because the proposal directly conflicts with one of the proposals the Company expects to submit to stockholders at the 2004 Annual Meeting. Accordingly, the Company respectfully requests the Staff's concurrence that the Proposal may be omitted from the Company's Proxy Materials.

Although the Company currently expects to submit the amendment to the Stock Option Plan described above to its stockholders for approval, a final decision in that regard will not be made by the Company's Board of Directors until early in 2004, after the deadline imposed by Rule 14a-8(j) for the submission of this letter. If the Board of Directors determines not to submit the amendment to the Stock Option Plan for stockholder approval or otherwise modifies the amendment to the Stock Option Plan in a manner that materially affects the reasons described above for omission of the Proposal, the Company will include the Proposal in its Proxy Materials. The Company undertakes to supplement this letter to advise the Staff, with a copy to the Proponent, of the decision of the Company's Board of Directors promptly after the decision is made.

Should the Staff disagree with the Company's conclusions regarding the omission of the Proposal from the Proxy Materials, or should any additional information be desired in support of the Company's position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of your response.

If you should have any questions or require any further information regarding this matter, please contact the undersigned at (704) 423-5520.

Thank you for your prompt attention to this matter.

Very truly yours,



Terrence G. Linnert
Executive Vice President Human
Resources & Administration and
General Counsel

Enclosure

cc: Edward J. Durkin
(on behalf of Massachusetts State Carpenters Pension Fund)

November 5, 2003

[SENT VIA FACSIMILE]

Alexander C. Schoch
Corporate Secretary
Goodrich Corporation
Four Coliseum Centre
2730 West Tyvola Road
Charlotte, NC 28217

Re: Shareholder Proposal

Dear Mr. Schoch:

On behalf of the Massachusetts State Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Goodrich Corporation ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the issue of restricted shares. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of approximately 2,100 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund and other Carpenter pension funds are long-term holders of the Company's common stock.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact our Corporate Governance Advisor, Edward J. Durkin, at (202) 546-6206 ext. 221. Copies of correspondence or a request for a "no-action" letter should likewise be forwarded to Mr. Durkin at United Brotherhood of Carpenters, Carpenters Corporate Governance Project, 101 Constitution Avenue, NW, Washington, D.C. 20001 or faxed to (202) 543-4871.

Sincerely,

/s/ Thomas J. Harrington
Thomas J. Harrington
Fund Chairman

Enclosure

cc: Edward J. Durkin

Performance and Time-Based Restricted Shares Proposal

Resolved, that the shareholders of Goodrich Corporation ("Company") hereby request that the Board of Directors' Compensation Committee, in developing future senior executive equity compensation plans, utilize performance and time-based restricted share programs in lieu of stock options. Restricted shares issued by the Company should include the following features:

(1) Operational Performance Measures – The restricted share program should utilize justifiable operational performance criteria combined with challenging performance benchmarks for each criteria utilized. The performance criteria and associated performance benchmarks selected by the Compensation Committee should be clearly disclosed to shareholders.

(2) Time-Based Vesting – A time-based vesting requirement of at least three years should also be a feature of the restricted shares program. That is, in addition to the operational performance criteria, no restricted shares should vest in less than three years from the date of grant.

(3) Dividend Limitation – No dividend or proxy voting rights should be granted or exercised prior to the vesting of the restricted shares.

(4) Share Retention – In order to link shareholders and management interests, a retention feature should also be included; that is, all shares granted pursuant to the restricted share program should be retained by the senior executives for the duration of their tenure with the Company.

The Board and Compensation Committee should implement this restricted share program in a manner that does not violate any existing employment agreement or equity compensation plan.

Supporting Statement: As long-term shareholders of the Company, we support executive compensation policies and practices that provide challenging performance objectives and serve to motivate executives to achieve long-term corporate value creation goals. The Company's executive compensation program should include a long-term equity compensation component with clearly defined operational performance criteria and challenging performance benchmarks.

We believe that performance and time-based restricted shares are a preferred mechanism for providing senior executives long-term equity compensation. We believe that stock option plans, as generally constituted, all too often provide extraordinary pay for ordinary performance. In our opinion, performance and time-based restricted shares provide a better means to tie the levels of equity compensation to meaningful financial performance beyond stock price performance and to condition equity compensation on performance above that of peer companies.

Our proposal recognizes that the Compensation Committee is in the best position to determine the appropriate performance measures and benchmarks. It is requested that detailed disclosure of the criteria be made so that shareholders may assess whether, in their opinion, the equity compensation system provides challenging targets for senior executives to meet. In addition, the restricted share program prohibits the receipt of dividends and the exercise of voting rights until shares vest.

We believe that a performance and time-based restricted share program with the features described above offers senior executives the opportunity to acquire significant levels of equity commensurate with their long-term contributions. We believe such a system best advances the long-term interests of our Company, its shareholders, employees and other important constituents. We urge shareholders to support this reform.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 27, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Goodrich Corporation
Incoming letter dated December 18, 2003

The proposal requests that the Board of Directors' Compensation Committee, in developing future senior executive equity compensation plans, utilize performance and time-based restricted share programs in lieu of stock options.

There appears to be some basis for your view that Goodrich may exclude the proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming shareholders' meeting include a proposal sponsored by Goodrich seeking approval of an amendment to a stock option plan that would increase the securities available for issuance under that plan. You also represent that the proposal has terms and conditions that conflict with those set forth in Goodrich's proposal. You indicate that the proposal and the matter sponsored by Goodrich present alternative and conflicting decisions for shareholders and that submitting both proposals to a vote could provide inconsistent and ambiguous results. Accordingly, we will not recommend enforcement action to the Commission if Goodrich omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

Sincerely,



Anne Nguyen
Attorney-Advisor